Exhibit 12 RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-nine Weeks Ended		Fiscal Year Ended
	Feb. 23, 2003	Feb. 24, 2002	May 26, 2002	May 27, 2001	May 28, 2000	May 30, 1999	May 31, 1998

Ratio of Earnings
to Fixed Charges	3.24	3.09	2.50	5.29	6.25	6.67	5.63

For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.